FAP USA, L.P.

Financial Statements

November 30, 2015

Schedule I

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

	US$'000
Total partners' equity	6,733.2
Add:	
Commission payable accrual on fees receivable	3,564.3
Less:	
Nonallowable assets and deductions	9,005.7
Net capital under SEC Rule 15c3-1	1,291.8
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $2,219,279 or $5,000	(148.0)
Net capital in excess of minimum requirement	1,143.8
Aggregate indebtedness	2,219.3

The computation of net capital in conjunction with Form X-17A-5, as amended as of November 30, 2015, as filed on January 22, 2016, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of Independent Registered Public Accounting Firm